Mail Stop 3561

								March 23, 2006

Juliet F. Buck, Esquire
Nomura Home Equity Loan, Inc.
2 World Financial Center, Building B, 21st Floor
New York, NY 10281

      Re:	Nomura Home Equity Loan, Inc.
		Registration Statement on Form S-3
		Filed February 28, 2006
		File No. 333-132109

Dear Ms. Buck:

      We have limited our review of your filing for compliance with
Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Registration Statement on Form S-3

General
1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange
Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.
2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b)
prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.
3. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.
4. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.
5. Disclaimers of liability for material information provided by issuers or underwriters or any of their affiliates in not appropriate. Please delete all such disclaimers of accuracy and completeness, such as the ones found on page S-94 the prospectus supplement for certificates and pages 23 and 33 of the prospectus supplement for notes.

Prospectus Supplement - Certificates

General
6. Please note that all page references under this section are to the
Prospectus Supplement for Certificates unless otherwise stated.
Please confirm that you will make revisions, as necessary, to both prospectus supplements.


Cover Page

7. Please identify the asset type(s) being securitized per Item
1102(c) of Regulation AB.
8. Please briefly describe any credit enhancement or other support for the transaction. Refer to Item 1102(h) of Regulation AB.

Table of Contents, page iii
9. Please revise the table of contents for the base prospectus such that the page numbers correspond correctly with the page numbering of the base prospectus.

Summary, page S-1
10. Please identify, in an appropriate section of the summary, any events in the transaction agreements that can trigger liquidation or amortization of the asset pool or other performance triggers that would alter the transaction structure or flow of funds. Refer to
Item 1103(a)(3)(vii) of Regulation AB.

Conveyance of Subsequent Mortgage Loans, page S-44
11. Please revise the bracketed placeholders to show that you will disclose the percentage of the asset pool and any class or series of the asset-backed securities represented by the prefunding account. Refer to Item 1111(g)(4) of Regulation AB.
12. Please confirm that you will identify any limitations on the ability to add pool assets and the underwriting criteria for assets that may be added to the pool during prefunding period. Refer to Items 1111(g)(6) and (7) of Regulation AB.

The Cap Agreement and the Cap Provider, page S-72
13. Please confirm that you will provide the financial information required by Item 1115(b) of Regulation AB if the aggregate significance percentage is 10% or more.

Use of Proceeds, page S-112
14. Please expand your disclosure to provide the amount of expenses incurred in connection with the selection and acquisition of the pool assets payable from the offering proceeds. Refer to Item 1107(j) of
Regulation AB.

Prospectus Supplement - Notes

Summary of Terms, page 7
15. Please clearly identify the participants in the transaction and their respective roles per Item 1103(a)(1) of Regulation AB.

Base Prospectus

Description of the Trust Funds, page 27

Mortgage Securities, page 41
16. We note that you may include Mortgage Securities, including pass-through certificates, participation certificates, and collateralized mortgage obligations. Please tell us your intention regarding the registration of those underlying securities. Refer to Rule 190(b) of the Securities Act.
17. Furthermore, we note your statement at the top of page 42 that the issuer of the Mortgage Securities may be an affiliate of the depositor. Please reconcile that with the requirements of Rule 190(a)(2) of the Securities Act.

Description of the Securities, page 52

Revolving Period, page 63
18. Please include a bracketed placeholder in the prospectus supplements to show that you will provide the disclosures required by
Item 1111(g) if a revolving period is used.

Optional Purchase, page 69
19. We note from your disclosure that an optional purchase of mortgage loans may be made available to the depositor, the servicer or "any other party specified in the prospectus supplement." If it may be redeemable by the holder of the security, please provide us your analysis regarding this under Rule 3a-7 of the Investment Company Act.

Description of Credit Support, page 102
20. Please provide a bracketed placeholder in the prospectus supplement if a credit enhancement provider might be liable or contingently liable to provide payments representing 10% or more of the cash flow supporting any offered class. Refer to Item 1114(b) of
Regulation AB.

General, page 102
21. Please revise to specify what you mean by your reference "other method of credit support described in the related prospectus supplement." The base prospectus should specifically describe each form of credit enhancement that is reasonably contemplated to be used in an actual takedown. Please delete any language that indicates additional credit enhancements may be added in the prospectus supplements.

Subordination, page 102
22. Please revise the last paragraph of this section on page 103 to specify all structural features and material terms in the base prospectus.

Additional Information, page 172
23. Please revise the third paragraph on page 173 to reflect that current reports will be filed on Form 8-K and not Form 80K.

*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company`s disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions regarding these comments, you may contact John Stickel at (202) 551-3324. If you need further assistance, you may contact me at (202) 551-3750.

								Sincerely,



								Max A. Webb
							Assistant Director

cc:	Via Facsimile (212) 912-7751
	Serena M. Mentor, Esquire
	Thacher Proffitt & Wood LLP
	Two World Financial Center
	New York, NY 10281
Nomura Home Equity Loan, Inc.
March 23, 2006
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